UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                       May                                 2006
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                          Knightsbridge Tankers Limited
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F [X]             Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Press Release of Knightsbridge Tankers Limited dated May 16, 2006, announcing its first quarter 2006 results.

EXHIBIT 1


Knightsbridge Tankers Limited
FIRST QUARTER 2006 RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $14.2 million and earnings per share of $0.83 for the first quarter of 2006. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs in the quarter was $54,300 compared with $58,600 in the immediately preceding quarter. This decrease reflects the slight weakening of the market experienced in the first quarter. Net interest expense for the quarter was $1.3 million (2005 comparable quarter: $0.9 million) and at March 31, 2006, all of the Company's debt remains floating rate debt. As of May 8, 2006, the Company has an average cash breakeven rate for its vessels of $18,900 per vessel per day compared to $16,700 at January 31, 2006. This increase is as result of increased general market interest rates and increased operating costs for the Company.

During the first quarter, the vessel TI Ningbo (formerly named Hampstead) under went cleaning and sediment removal prior to the vessel's drydocking that was completed early in the second quarter. This resulted in approximately 6.5 days of offhire in the first quarter. All of the Company's five vessels have now completed their scheduled ten year drydocking and special survey.

The net increase in cash and cash equivalents in the quarter was $5.3 million. The Company generated $21.7 million from operating activities, used $2.7 million to repay the Company's loan and credit facilities and distributed $13.7 million in dividend payments. The Company maintains a restricted cash balance of $10.0 million pursuant to the terms of its loan facility; this amount is included in Cash and cash equivalents.

On May 16, 2006, the Board declared a dividend of $1.00 per share. The record date for the dividend is May 29, 2006, ex dividend date is May 25, 2006, and the dividend will be paid on or about June 12, 2006.

THE MARKET

The downward pressure which started mid November 2005 for VLCCs continued until mid January 2006. At that time, the market saw a low of about World Scale ("WS") 80 for the benchmark route MEG to Japan. From that time it took the market approximately two weeks to hit the high of about WS 180 for the given route. This equated to a TCE of approximately $137,000. Following the peak, the VLCC market softened seeing a relatively steady decline until the end of the quarter when fixtures where conducted at WS 60. The average rate from the MEG to Japan in the first quarter of 2006 was about WS 110 (TCE of $71,307), compared to about WS 108 (TCE of $68,027) in the first quarter of 2005.

Bunkers are becoming an even more substantial part of operating costs and bunker prices increased 14 percent during the first quarter. Fujairah's highest bunker quote for the quarter was $ 339 per metric tonne ("pmt"), with an average of $318 pmt.

The International Energy Agency (IEA) reported in May an average OPEC Oil production, including Iraq, of approximately 29.78 million barrels per day during the first quarter of the year, a 0.24 million barrels per day or 0.8 percent decrease from the forth quarter. OPEC decided at its meeting held in Vienna on March 8, 2006 to maintain current production levels.

The IEA estimates that world oil demand averaged 84.9 million barrels per day in the first quarter, a 0.9 percent increase from the fourth quarter of 2005. IEA further predicts that the average demand for 2006 in total will be 84.8 million barrels per day, or a 1.5 percent growth from 2005, hence showing a firm belief in continued demand growth.

The VLCC fleet totalled 468 vessels at the end of the first quarter of 2006, an increase of 0.6 percent over the quarter. No VLCCs were scrapped in the period whilst four were delivered. The total order book now stands at 122 vessels at the end of the first quarter, up from 90 vessels after the fourth quarter of 2005. For the remainder of 2006 there are 13 deliveries expected and for 2007 we expect 35. The current order book represent 26.1 percent of the current VLCC fleet. A total of 31 VLCCs were ordered during the quarter.

At the beginning of May it was possible to sell freight futures for the remainder of 2006 at a level that equates to TCEs for VLCCs at approximately $51,500 per day.

OUTLOOK

At the time of writing the VLCC market has improved from April levels but rates are still influenced by seasonally slower demand for transportation due to, among other things, refinery maintenance in certain consuming areas. Against a background of strong economies and expectations for steady oil consumption the Board believes that the 2006 year will develop satisfactorily. The Board will continue to evaluate opportunities for employment of the VLCCs and to look for new possibilities in the company's business segment.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

May 16, 2006
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Ola Lorentzon
         + 46 703 998886

         Inger M. Klemp
         + 47 23 11 40 76

                          KNIGHTSBRIDGE TANKERS LIMITED
                        FIRST QUARTER REPORT (UNAUDITED)


INCOME STATEMENT                                  2006       2005       2005
(in thousands of $)                              Jan-Mar    Jan-Mar    Jan-Dec
                                                --------   --------   ---------
                                                                     (restated)

Operating revenues                                27,211     29,369    100,179
Operating expenses
Voyage expenses                                    3,114      3,811     16,459
Ship operating expenses                            4,044      3,102     17,211
Administrative expenses                              385        229        988
Depreciation                                       4,221      4,221     17,120
Total operating expenses                          11,764     11,363     51,778

Net operating income                              15,447     18,006     48,401
Other income/(expenses)
Interest income                                      324        307        959
Interest expense                                  (1,593)    (1,185)    (5,310)
Other financial items                                 (2)       (16)       (83)
Total other income/(expenses)                     (1,271)      (894)    (4,434)

Net income (loss)                                 14,176     17,112     43,967

Average number of ordinary shares outstanding     17,100     17,100     17,100
Earnings per Share ($)                           $  0.83    $  1.00    $  2.57


BALANCE SHEET                                      2006       2005       2005
(in thousands of $)                               Mar 31     Mar 31     Dec 31
                                                --------   --------   ---------

ASSETS
Short term
Cash and cash equivalents
(including restricted cash)                       27,920     40,535     22,634
Other current assets                              13,037     12,336     15,096
Long term
Vessels, net                                     280,849    297,969    285,070
Deferred charges and other long-term assets          342        376        359

Total assets                                     322,148    351,216    323,159

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term debt and current portion
 of long-term debt                                11,276     11,200     11,200
Other current liabilities                          8,943      6,358      7,726
Long term
Long term interest bearing debt                  106,400    117,600    109,200
Stockholders' equity                             195,529    216,058    195,033

Total liabilities and stockholders' equity       322,148    351,216    323,159

STATEMENT OF CASHFLOWS                           2006        2005        2005
(in thousands of $)                            Jan-Mar     Jan-Mar     Jan-Dec
                                              --------     --------   ----------
OPERATING ACTIVITIES
Net income (loss)                               14,176      17,112      43,967
Adjustments to reconcile net income to net
  cash provided by operating activities
Depreciation and amortisation                    4,238       4,237      17,186
Other                                                -           -
Change in operating assets and liabilities       3,276      10,367       8,975

Net cash provided by operating activities       21,690      31,716      70,128

FINANCING ACTIVITIES
Repayments of long-term debt and
  credit facilities                             (2,724)     (2,909)    (11,342)
Dividends paid                                 (13,680)    (29,925)    (77,805)

Net cash used in financing activities          (16,404)    (32,834)    (89,147)


Net increase (decrease) in cash
  and cash equivalents                           5,286     (1,118)     (19,019)
Cash and cash equivalents at start of period    22,634      41,653      41,653
Cash and cash equivalents at end of period      27,920      40,535      22,634

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                 Knightsbridge Tankers Limited
                                                 -----------------------------
                                                          (Registrant)




Date  May 17, 2006                               By: /s/ Kate Blankenship
                                                     --------------------
                                                         Kate Blankenship
                                                         Secretary









SK 01655 0002 670673